Annual Report

Cover Page

Name of issuer:

PHARM ROBOTICS, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 2/12/2019

Physical address of issuer:

613 Amherst Way
San Jacinto CA 92582

Website of issuer:

http://www.pharmrobotics.net

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$105,391.00	$725.00
Cash & Cash Equivalents:	$18,479.00	$725.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$173,592.00	$17,093.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$800.00	$1,251.00
Net Income:	($69,766.00)	($21,468.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR,

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

PHARM ROBOTICS, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>Delayed filing.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Alexander Chuck	Valuation Associate	CBRE	2019
Marinus Dijkstra	Partner & Dairy Manager	Cottonwood Dairy LLC	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Connor Broughton	CMO	2019
Alexander Chuck	CFO	2019
Marinus Dijkstra	CEO	2019

For three years of business experience, refer to Appendix D: Director &

Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Alexander Chuck	418.1895 Common	38.736
Marinus Dijkstra	511.1205 Common	47.344

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> An investment in the Company involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed

below, together with the other information included, before purchasing in this Offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Our limited operating history makes evaluating the business and future prospects difficult and may increase the risk of your investment. We were organized in February 2019 and we have not yet begun producing or delivering our first robotic injection system. To date, we have no revenues. Our robot requires significant investment prior to commercial introduction, and may never be successfully developed or commercially successful.

We face significant barriers as we attempt to produce our robotic injection system. We do not yet have any prototypes and do not have a final design or a manufacturing facility for future units. The raise for this round may be successful but due to the nature of the industry we face, there's a possibility that the business concept may not ever become successful. Investors could be left with nothing if this is the case and therefore the contract that Investors part-take in will be unsecured with no one being required to repay equity upon conversion. Expanding further, the contract we are issuing securities for will not have voting rights until conversion. Once the conversion has taken place, the Lead Investor will act on behalf of all Investors participating in this round of funding and will sign off on any corporate actions.

Our planning to date has been based on broader market research and our cost calculations are the result of discussions with key suppliers. We have every reason to believe that these metrics will hold across scale, however, this is not a guarantee. Furthermore, our business model is based on a growing agriculture robotics market assuming current consumer behaviors and trends, if that changes the robot delivery model will be affected.

We need to raise $5M by the end of 2022 to reach a point of scalability. Should we be unable to secure those funds we may not be able to generate additional revenues or make any return on your investment. Additionally, there will be no market for resale of the Notes or, upon conversion, the units. All Investors should first assess the level of risk associated with investing in the Company and should also be aware of any applicable tax considerations.

Building hardware is incredibly hard, and there are few companies that have ever scaled the manufacture of robots like we intend to. If this proves more expensive than we plan, our unit economics or timelines might be adversely affected.

We are a pre-prototype and pre-revenue company since we haven't proved our concept yet. The capital we are raising will go towards developing one fully-functioning prototype. Furthermore, our competition in this industry is the labor force that performs these tasks by hand. We are aiming to create a system that is more cost-effective and efficient than the current solution offered to the market.

If the current dairy market doesn't improve and stabilize, farmers could have a more difficult time purchasing our system. According to the Wisconsin State Farmer, at-home cooking and eating is making up for the demand missing from the foodservice industry, which has been decimated by the COVID-19 pandemic.
Source: https://www.wisfarmer.com/story/news/2020/10/27/dairy-markets-not-stabilize-until-summer-2021-expert...

The adoption of our technology may take longer than projections of the agriculture robotics market forecast. Additionally, our management team believes we are abiding by all federal, state, and local laws and regulations impacting how animals are to be administered injections.

We are projecting that if high accuracies of giving shots can be achieved and maintained on dairy farms, the average time for a farmer to recoup their initial purchase price will range between 1 to 3 years depending on the size of the operation as well as their specific labor and reproductive/immunization needs.

Marinus Dijkstra and Alexander Chuck are part-time officers. As such, it is likely that the Company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Marinus Dijkstra and Alexander Chuck are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common units	1,079.55	1,079.55	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2019	Section 4(a)(2)	Units	$20,000	General operations
5/2020	Section 4(a)(2)		$125,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material

interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We sell robotic health centers to deliver inoculations to cows and ensure all inoculations are given correctly and on time. Once an inoculation has been given in the neck region of a cow, her medical records will be updated in real-time where the farmer can then make better decisions based on accurate and current data. The dairy farmer will no longer need labor to administer inoculations and record data within this area of the business; which will result in a healthier, more productive herd.

In 5 years, we aim to be a household name in the animal health space within Agriculture Technology. We plan to also offer our solution to the beef industry with an overall vision of expanding to other animal species globally. Our system will allow us to develop predictive modeling capabilities and optimize the inoculation process for animals based on individual characteristics and historical events. These projections are not guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

PHARM ROBOTICS, LLC was incorporated in the State of Delaware in February 2019.

Since then, we have:

- 🐄 Co-Founders have 25+ years of combined experience in the dairy industry and are first-MOOvers

- 🏆 First to market robotic health center for dairy farmers

- 📊 Patent-issued technology will decrease labor costs and increase immunity and pregnancy rates

- 💰 Roughly $40.2M future revenue from 57 LOIs for purchase agreements across 4 countries

- 🚀 Investment partnership with global powerhouse Siemens to help in prototyping and brand marketing!

- 💻 Strategic partnership with a SaaS company who manages data for ~60% of the cows in the US

- 🌍 Advisory board members who consist of experts in dairy equipment, SaaS, and sustainable solutions

Historical Results of Operations

Our company was organized in February 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was 0% in fiscal year 2021, compared to 0% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $105,391, including $18,479 in cash. As of December 31, 2020, the Company had $725 in total assets, including $725 in cash.

- *Net Loss.* The Company has had net losses of $69,766 and net losses of $21,468 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $173,592 for the fiscal year ended December 31, 2021 and $17,093 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $20,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

PHARM ROBOTICS, LLC cash in hand is $14,376.46, as of March 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,061.60/month, for an average burn rate of $2,061.60 per month. Our intent is to be profitable in 12 months.

We are still in the R&D and pre-revenue phase of operations and therefore have incurred some expenses pertaining to legal, accounting, marketing, and manufacturing but have not begun selling units.

We expect our revenue to increase by the sale of at least 2 unit in the next 6 months. Our team is aiming to commercialize our technology assuming we can continue to stay on track with the necessary testing requirements to ensure animal health, safety, and comfort are exhibited by Sureshot. Testing will begin April 2022 at Marinus' dairy in Nuevo, CA.

Once we raise the remaining $700,000 in our $1,000,000 seed round, we can develop our prototype for a commercial customer and pay the salary of two full-time employees as well as cover any necessary R&D and marketing expenses to move into commercialization. We will also begin producing future units to scale across the US.

Regarding additional business expenses, we plan for at least $5,000 to be spent on marketing and promotional materials to continue gaining traction with potential customers. Lastly, we foresee having to spend $10,000 in legal fee. In total, we expect that we will have about $15,000 in general admin and supplies expenses over the next 6 months plus any additional marketing expenses we incur.

Once we produce additional units and commercialize, we project units will be produced at $180,000/unit or less and will have a base price of $300,000/unit as this is competitive with other robotics companies in the dairy space. Depending on the size and build-out of the dairy, the base price will increase to support different herd sizes. Other sources of revenue will include installation fees, software subscription, licensing, and pharmaceutical sales as we plan to become a distributor of products for veterinary pharma companies.

We project we can achieve profitability after 5 robotic health centers have been purchased by dairy and beef producers in the next 6-12 months. We are planning to raise an additional round of funding within the next fiscal year to be ready to scale both nationally and globally. Our team is focused on raising a larger $5M to $10M round and aiming to collaborate with a group that specializes in animal health and automation. Management has already carried out initial discussions with various venture firms in the AgTech, robotics, animal health, and data management space in both dairy and beef sectors. Once we can show these groups our working POC on various farms, we believe we can onboard more members to our community to improve animal health standards globally.

As of May 2020, we accepted an OEM pricing partnership with Siemens Industry Inc. This was neither a debt or equity deal. Siemens invested $125,000 through their Siemens Customer Investment Program (SCIP) where they applied their investment directly to the quote that was provided by their integrators, Symation, inc.. Symation quoted our prototype to be $673,200.

With the cash that Siemens applied, this brought the cost of the prototype down to $548,200. That being said, we anticipate the actual cost of the prototype to be $498,200 since $25,000 allocated towards data acquisition integration and $25,000 towards deployment and field testing are now being covered by our partnership and sponsorship with Valley Agriculture Software (VAS) and California State University, Chico's (CSU Chico) Mechanical Engineering and Mechatronic Capstone Design Program.

The OEM pricing partnership with Siemens also includes additional support for advertising and tradeshows, co-branding "Sureshot Powered by Siemens", covers all the automation & control pieces in 1st pass BOM along with training facility for R&D/future customers, and we can use our agreement with any Siemens distributor for local stock and support. Siemens will be an exclusive supplier for our company. There is also potential for raising more funds with VCs that we are currently in conversations with.

Any projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Marinus Dijkstra, certify that:

(1) the financial statements of PHARM ROBOTICS, LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of PHARM ROBOTICS, LLC included in this Form reflects accurately the information reported on the tax return for PHARM ROBOTICS, LLC filed for the most recently completed fiscal year.

Marinus Dijkstra
Partner & Dairy Manager

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its Offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all Investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team a business consulting fee equal to 10% of any distributions the Investor would otherwise receive from the Company. Payment of the business consulting fee will be made from sales proceeds prior to the determination of "Available Cash." XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.pharmrobotics.net/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Alexander Chuck
Connor Broughton
Marinus Dijkstra

Appendix E: Supporting Documents

Pharm_Robotics_-_A_R_Operating_Agt__DE_.pdf
Pharm_Robotics__LLC_-_Table_of_Defined_Terms.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Pharm Robotics Convertible Note Final

Early Bird Pharm Robotics Convertible Note Early Bird

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Alexander Chuck

Connor Broughton

Marinus Dijkstra

Appendix E: Supporting Documents

Pharm_Robotics_-_A_R_Operating_Agt__DE_.pdf
Pharm_Robotics__LLC_-_Table_of_Defined_Terms.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

PHARM ROBOTICS, LLC

By

Marinus Dijkstra
CEO & Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Connor Broughton
CMO
4/8/2022

Alexander Mikaele Griffin Chuck
CFO & Co-Founder
4/8/2022

Marinus Dijkstra
CEO & Co-Founder
4/8/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.